02042464

PROKOM SOFTWARE SA

FAX

to:	**Division of Corporate Finance File No. 82-4700**	**Securities and Exchange Commission, Washington, DC, USA**	**+1 (202) 942 9624**

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

SUPPL

date: 8 Jul, 2002 *pages:* 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to the article 148.3. of the Law of Public Trading of Securities of the date of 21st of August of 1997 (Dz.U. – 1997 Nr 118.754; Nr 141.945, Dz.U. - 1998 Nr 107.669; Nr 88.554; Dz.U. – 2000 Nr 22.270, Nr 60.703, Nr 60.702, Nr 94.1037, Nr 114.1191, Nr 112.1315).

subject: **MAJOR SHAREHOLDERS ATTENDING THE GENERAL SHAREHOLDERS MEETING (28-06-2002)**

The Management Board of Prokom Software S.A. informs, that:

The shareholders holding at least 5% of total votes on the General Shareholders Meeting on 28 Jun, 2002:

Name	No. of Votes
Ryszard Krauze	2,013,482

8 Jul, 2002 Krzysztof Wilski
Vice-President of the Management Board

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

02 JUL -9 AM 10:05

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